SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated June 30, 2004

Nokia Corporation Nokia House Keilalahdentie 4 02150 Espoo Finland
(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.                      Nokia Press Release dated June 30, 2004 and titled:

Nokia applies for delisting from the Paris Stock Exchange

STOCK EXCHANGE RELEASE	1 (1)

June 30, 2004

Nokia applies for delisting from the Paris Stock Exchange

Helsinki, Finland - The Board of the Paris Stock Exchange (Euronext Paris) approved yesterday the application by Nokia Corporation (Nokia) to delist Nokia shares from the Paris Stock Exchange (Euronext Paris). For several years the liquidity of Nokia shares has been very limited on the Paris Exchange, currently representing less than one percent of the total trading volume of Nokia shares globally.

This measure will encourage the concentration of the trading of Nokia shares in the most liquid market places in Europe as well as in other markets. Nokia’s delisting from the London Stock Exchange took effect on November 26, 2003.

After the delisting from Paris, Nokia shares will be traded on the Helsinki Exchanges (HEX) and the Frankfurt Stock Exchange within the eurozone, as well as on the New York Stock Exchange (NYSE) and the Stockholm Stock Exchange. As of July 2004, the HEX represents approximately 60 percent and the NYSE approximately 25 percent of the total trading volume in Nokia shares globally.

The delisting from the Paris Stock Exchange (Euronext) is subject to approval by the French Financial Supervision Authority (AMF, Autorité des marchés financiers). The process will include a sales facility to be offered to French shareholders, which is planned to take place in September 2004 to enable delisting in October 2004. The detailed timeline for the delisting process will be announced after the approval by the AMF.

Media and Investor contacts:

Nokia Communications, tel +358 7180 34900

Investor Relations, Europe, tel. + 358 40 569 0080

Investor Relations, US, tel. + 1 972 894 4880

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2004	Nokia Corporation

By:	/s/ Ursula Ranin
	Name:	Ursula Ranin
	Title:	Vice President, General Counsel